SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 03, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

Equity Investment in an Affiliated Company

Amendment

Original File/Film Number	001-14926 / 181158961
Original Filing Date	2018-11-05
Reason for Amendment	Changes in Number of Shares Acquired due to Lowered Issue Price
Items Amended:	Before:	After:
Item 2) Number of Shares Acquired	1,816,573	72,662,969
Item 3) Number of Shares after Acquisition	2,766,573	73,612,969
Item 6) Expected Acquisition Date	2018-12-18	2018-12-31

1. Issuing Company

Name of the Company	Next Connect PFV
Nationality of the Company	Republic of Korea	President of the Company	Jong-ook Park
Paid-in capital (KRW)	5,000,000,000	Relation with KT	Affiliated Company
Number of issued Shares	1,000,000	Main business	Real estate development business

2. Details of Investment

Number of Acquired Shares (Shares)	72,662,969
Amount of Investment (KRW)	363,314,851,010
Total Equity of KT (KRW)	13,076,376,262,576
Amount of Investment to Total Equity of KT (%)	2.8

3. Number of Shares after Acquisition

- Number of Shares : 73,612,969 shares

- Ownership : 95.0%

4. Method of Acquisition : Payment-in-kind

5. Purpose of Acquisition : Implementing real estate development project to revitalize regional economic of Ja-yang 1st.

- Ja-yang 1st is a district of Seoul in Korea.

- Next Connect PFV has plans to establish hotel, working office or apartment on the land which KT will make payment-in-kind to Next Connect PFV.

6. Expected Acquisition Date : December 31, 2018

7. Date of Board Resolution : November 3, 2018

- Attendance of Outside Directors : Present 8 / Absent 0

- Attendance of Audit Committee Members : Present

8. Others

- Investment Amount (in “No.2 Details of Investment”) is excluding Lease deposit from Appraisal Amount

- Expected Acquisition Date (in “No.6”) is subject to change according to court’s decision.